GRB FINANCIAL, LLC

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR
PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2016

GENERAL ASSESSMENT	$	48
LESS OVERPAYMENT FROM 2015		(172)
ASSESSMENT BALANCE DUE (OVERPAID)		(124)
TOTAL ASSESSMENT BALANCE OR (OVERPAYMENT CARRIED FORWARD)	$	(124)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

		12/31/16
TOTAL REVENUE FOCUS PART IIA LINE 9	$	119,829
TOTAL ADDITIONS		0

DEDUCTIONS:

Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products	100,806
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other revenue not related either directly or indirectly to the securities business	0

TOTAL DEDUCTIONS		100,806
SIPC NET OPERATING REVENUE	$	19,023
GENERAL ASSESSMENT @ .0025	$	48